Exhibit 99.4

VOTING INSTRUCTION FORM

ONCOLYTICS BIOTECH INC.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL MEETING
MEETING DATE: WEDNESDAY, MAY 11, 2011 AT 4:30 P.M. EDT
RECORD DATE: FOR HOLDERS AS OF MARCH 24, 2011
PROXY DEPOSIT DATE: MAY 09, 2011
ACCOUNT NUMBER:
CUSIP: 682310107 **CUID:** P09949 E **CONTROL NO. :**

APPOINTEE(S) **BRADLEY G. THOMPSON, DOUGLAS A. BALL**

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS		ITEM(S) (FILL IN ONLY ONE BOX "▭" PER ITEM IN BLUE OR BLACK INK)	
1 *- TO FIX THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING AT ---->>> NINE (9).	FOR 0010110	-->>>	1	FOR ☐ AGAINST ☐
2 *- THE ELECTION OF DIRECTORS FROM THE MANAGEMENT PROPOSED NOMINEES. -->>> THE NOMINEES ARE: BRADLEY G. THOMPSON, MATTHEW C. COFFEY, WILLIAM A. COCHRANE, JIM DINNING, ED LEVY, J. MARK LIEVONEN, ROBERT B. SCHULTZ, FRED A. STEWART AND GER VAN AMERSFOORT.	FOR 0010112	-->>>	2	FOR ☐ WITHHOLD ☐
3 *- TO APPOINT ERNST & YOUNG, LLP, CHARTERED ACCOUNTANTS, AS --------->>> AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.	FOR 0010200	-->>>	3	FOR ☐ WITHHOLD ☐

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

FOLD IN HALF - DO NOT DETACH

THIS SPACE INTENTIONALLY LEFT BLANK.

0000

2 ITEM(S)
SHARE(S)

CONTROL NO. : →

Broadridge™

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

P09949 E
1 1
1 OF 1

ONCOLYTICS BIOTECH INC.
210-1167 KENSINGTON CRESCENT N.W.
CALGARY, AB T2N 1X7
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

90

4 1-0001

VOTING INSTRUCTION FORM

ONCOLYTICS BIOTECH INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE

INTERNET VOTE: WWW.PROXYVOTE.COM

TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: ANNUAL MEETING

MEETING DATE: WEDNESDAY, MAY 11, 2011 AT 04:30 P.M. EDT

RECORD DATE: FOR HOLDERS AS OF MARCH 24, 2011

PROXY DEPOSIT DATE: MAY 09, 2011 682310107

4 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST

ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)

VOTING RECOMMENDATIONS

1 - TO FIX THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING AT NINE (9). —>>> FOR 0010110 —>>>

2 - THE ELECTION OF DIRECTORS FROM THE MANAGEMENT PROPOSED NOMINEES. THE NOMINEES ARE: BRADLEY G. THOMPSON, MATTHEW C. COFFEY, WILLIAM A. COCHRANE, JIM DINNING, ED LEVY, J. MARK LIEVONEN, ROBERT B. SCHULTZ, FRED A. STEWART AND GER VAN AMERSFOORT. —>>> FOR 0010112 —>>>

3 - TO APPOINT ERNST & YOUNG, LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION. —>>> FOR 0010200 —>>>

*NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

*NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683

INTERNET VOTE AT WWW.PROXYVOTE.COM

ONCOLYTICS BIOTECH INC.

ANNUAL MEETING TO BE HELD 05/11/11 AT 04:30 P.M. EDT FOR HOLDERS AS OF 03/24/11

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLUE OR BLACK INK)

1 FOR AGAINST

A/C *** ISSUER COPY ***

2 FOR WITHHOLD

FILL IN THE BOX “ ” TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING

3 FOR WITHHOLD

BroadridgeTM

51 MERCEDES WAY EDGEWOOD NY 11717

P09948 682310107

44

ONCOLYTICS BIOTECH INC.

210-1167 KENSINGTON CRESCENT N.W.

CALGARY, AB T2N 1X7

CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S)

DATE

FOLD AND DETACH HERE

FOLD AND DETACH HERE